Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West announces update on South Swan Hills CO2 pilot project

    CALGARY, Dec. 11 /CNW/ - (PWT.UN - TSX; PWE - NYSE) Penn West Energy
Trust ("Penn West") is pleased to announce a partnership with the Government of Alberta in a carbon dioxide ("CO2") enhanced oil recovery pilot at the
South Swan Hills Unit (the "Project"). The Government of Alberta, through the existing Innovative Energy Technologies Program ("IETP"), has approved approximately $6.5 million in royalty adjustments over the life of the
Project.
    Penn West, as operator, along with the other working interest owners in
South Swan Hills Unit, will invest approximately $20 million to bring the
Project on-stream during the first quarter of 2008.
    Penn West has a significant presence in large, legacy light oil pools in
Western Canada including those in and around the Swan Hills area and is committed to increasing the recovery of additional reserves from these light oil pools. The Project is a key step in evaluating and confirming the economic viability of recovering additional oil from the Swan Hills area using enhanced oil recovery techniques. Carbon dioxide will be injected into a portion of the reservoir that has not been effectively swept by prior floods using hydrocarbons as a miscible agent.
    Penn West is committed to bringing large commercial scale CO2 flooding to fruition. The key benefits of such projects include: potentially significant additional light oil recovery, incremental royalties and economic benefit to
Alberta and permanent sequestration of significant volumes of CO2, a greenhouse gas that would otherwise be emitted to the atmosphere. As well, once key infrastructure is in place, there would likely be industry wide progression towards more commercial scale CO2 enhanced oil recovery schemes within the basin.
    The IETP represents a $200 million commitment over five years by Alberta
Energy to provide royalty adjustments to a number of specific pilot and demonstration projects that use innovative technologies to increase recoveries from existing reserves and encourage responsible development of oil, natural gas and in-situ oil sands reserves. For more information on the IETP program please visit www.energy.gov.ab.ca.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    Forward-looking Statements

    Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains, without limitation, forward-looking statements pertaining to the following:
various matters relating to the Project, including the capital expenditures required to bring the Project on stream, the timing thereof and the benefits to be derived therefrom; Penn West's ability to increase the recovery of additional reserves from large, legacy light oil pools in Western Canada using carbon dioxide flooding; and Penn West's ability to bring large commercial scale carbon dioxide flooding projects to fruition on an economic basis.
    With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the availability of carbon dioxide to support large commercial scale carbon dioxide flooding projects; the continued support of the government of Alberta of carbon dioxide enhanced oil recovery projects; the amount of capital expenditures required to bring the Project on stream, the timing thereof and the benefits to be derived therefrom; the economic viability of recovering additional oil from large, legacy light oil pools in Western Canada using carbon dioxide flooding; future oil and natural gas prices remaining at levels that make enhanced oil recovery techniques including the use of carbon dioxide economic.
    Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: that the Government of Alberta will discontinue its financial support of enhanced oil recovery techniques including the use of carbon dioxide; that
Penn West's estimates of the cost and timing of bringing the Project on stream are inaccurate; that carbon dioxide flooding fails to increase the recovery of additional reserves from large, legacy light oil pools in Western Canada; that the assumed benefits of enhanced oil recovery techniques including the use of carbon dioxide are not brought to fruition in whole or in part and make such projects uneconomic or otherwise undesirable to pursue; and the other factors described in Penn West's public filings (including its Annual Information
Form) available in Canada at www.sedar.com and in the United States at
www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST: Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, President and CEO, Phone (403) 777-2502, Toll-free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 18:57e 11-DEC-07